United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561
Attention: Larry Spirgel, Assistant Director

July 19, 2005

Re:	EVCI Career Colleges Holding Corp. Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 23, 2005 Form 10-Q for Fiscal Quarter Ended March 31, 2005 File No. 0-14827
Ladies and Gentlemen:

As General Counsel of EVCI, I am writing in response to the comment letter, dated July 8, 2005, to Richard Goldenberg from Larry Spirgel.

Form 10-K for Fiscal Year Ended December 31, 2004

Item 8A Controls and Procedures, page 38.

1.
We confirm to you that there was no change in our internal control over financial reporting that occurred during our fourth quarter of 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

We will revise Item 8A, accordingly, in an amendment to be filed promptly after the matters discussed in items 3 and 4 below are resolved to your satisfaction.

Notes to Consolidated Statement of Income, page F-4

2.	Our financial statements filed with the amendment referred to above will be revised to report this item as a separate line item of operating expense in the consolidated statement of income.

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1 Van Der Donck Street, 2nd Floor, Yonkers, NY 10701 TEL (914) 623-0700 FAX (914) 964-8222 www.evcicareercolleges.com

United States Securities and Exchange Commission
July 19, 2005

Notes to Consolidated Financial Statements, page F-7

Note 1. Summary of Significant Accounting Policies, page F-7

3.	The policy of our schools is to refund tuition and other costs to the appropriate governmental agency or to the student in accordance with applicable federal, state and accrediting agency regulations.

Pell Grants. If a student withdraws, or is dismissed, prior to the completion of 61% of the semester, Interboro must refund a portion of the student’s Pell grant based on the date of withdrawal or dismissal.

Tap Grants. Interboro is entitled to retain 100% of a full time student’s TAP grant if the student has attended, at least once, classes which totaled together represent 12 or more semester hours (which defines full-time in New York). Interboro students typically register for 15 or 16 semester hours per term. However, Interboro’s policy is not to bill TAP for a student, or record the related revenue and accounts receivable, unless the student has attended classes which collectively total 12 or more semester hours at least twice.

Other Sources. Interboro’s policy is to make refunds of tuition paid in whole or in part from sources other than federal Pell grants and New York TAP grants (approximately 5% of 2004 revenue) in accordance with the following:

Withdrawal/ Dismissal Date	Percent of Tuition Refunded
Prior to start of class	100
During 1st week of class	90
During 2nd week of class	60
During 3rd week of class	30
After start of the 4th week of class	0

Based on our prior experience, at the beginning of each semester we establish a refund accrual that reduces net revenue and accounts receivable by the amount of refunds we estimate we will have to make to, or for the account of, students enrolled for that semester. Net revenue and accounts receivable are reduced accordingly so that our quarterly financial statements properly reflect refunds accrued during the quarter, after giving effect to the adjustment of the refund accrual account.

In the amendment of EVCI’s Form 10-KSB, we are proposing the following be added as the last sentence to the 7th paragraph (that discusses revenue recognition) of Note 1:

Net revenues and related receivables are reduced for student refunds of tuition.

United States Securities and Exchange Commission
July 19, 2005

Note 5. Goodwill, page F-11

4.
The purchase of Interboro was closed on January 14, 2000 and included contingent consideration based on earnings levels in future periods. According to APB No. 16, Business Combinations, paragraph 80, “additional consideration may be contingent on maintaining or achieving specified earnings levels in future periods. When the contingency is resolved and additional consideration is distributable, the acquiring corporation should record the current fair value of the consideration issued or issuable as additional cost of the acquired company.”

The arbitration adjustments and interest related directly to the calculation of the specified earnings levels that the contingent consideration was based on. Accordingly, we believe all of the amounts paid should be reflected as part of the contingent consideration paid and should be recognized as additional goodwill. This accounting treatment is also consistent with paragraph 28 of Statement of Financial Accounting Standards No. 41, Business Combinations, which has subsequently superseded APB No. 18.

Note 8. Income Taxes, page F-13

5.	The basis for any material change to the valuation allowance will be disclosed in future filings.

* * * *
EVCI acknowledges that:

•	EVCI is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	EVCI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (914) 623-0710 (direct) or (914) 623-0700.

Sincerely yours, Joseph D. Alperin General Counsel